Wabtec®
CORPORATION

ANNUAL REPORT **06**

PERFORMANCE-DRIVEN **GROWTH**



PROFILE

Wabtec Corporation provides highly engineered, value-added products and services to our freight rail, passenger transit and industrial customers around the world to help them increase their safety, efficiency and productivity. Through its subsidiaries, the company manufactures a range of products for locomotives, freight cars and passenger transit vehicles; and builds new commuter and switcher locomotives. We strive to combine practical innovations for our customers with the best in modern manufacturing and business practices to generate above-average, long-term returns for our shareholders, and to provide our employees with a safe, challenging and dynamic work environment.

This annual report contains forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Form 10-K filed with the Securities and Exchange Commission lists the factors that could cause actual results to differ materially from the forward-looking statements. In making these forward-looking statements, the company assumes no obligation to update them or advise of changes in the assumptions on which they were based.

The Sarbanes-Oxley Section 302 certifications by our CEO and CFO have been filed as exhibits to our Form 10-K for the year ended December 31, 2006, and the CEO's annual certification to the New York Stock Exchange regarding our compliance with the NYSE's corporate governance listing standards has been submitted as required.

FINANCIAL SUMMARY

(In thousands)	2006	2005	2004	2003	2002
Net sales	$ 1,087,620	$1,034,024	$ 822,018	$ 717,924	$ 696,195
Income from operations	129,560	101,257	55,405	49,814	46,730
Earnings per diluted share from continuing operations before cumulative effect of accounting change	1.76	1.21	0.70	0.51	0.37
Debt, net of cash	(37,979)	8,635	54,850	119,897	175,941
Shareholders' equity	469,889	379,207	312,426	248,293	199,262
Capital expenditures	20,942	22,662	19,262	17,470	14,137
Depreciation and amortization	25,894	25,670	26,112	25,284	25,513
Gross margin	27.3%	25.1%	25.0%	26.4%	25.8%
Operating margin	11.9%	9.8%	6.7%	6.9%	6.7%
Weighted average diluted shares outstanding	49,108	47,595	45,787	43,974	43,617

Net Sales | dollars in millions


$1200
1000
800
600
400
200
1,088
02
04
05

Income from Operations | dollars in millions


$150
120
90
60
30
129.6
03

Earnings per Diluted Share* | dollars


$2.0
1.5
1.0
0.5
1.76
02
04
05

* From continuing operations before cumulative effect of accounting change

Operating Margin | percentage


12%
10%
8%
6%
4%
2%
11.9
02
03
04

MESSAGE FROM THE CEO

A year ago in Wabtec's annual report, we described the company's recent history as "a good ride," and we mapped out a strategy for the road ahead.

Well, that ride picked up speed in 2006.

The company set records for sales and earnings, and generated a record $151 million in operating cash flow. We ended the year with more cash than debt and entered 2007 with a record backlog of more than $1 billion. Shareholders were rewarded with a 13 percent increase in our stock price, the fifth consecutive year it has grown at a double-digit pace.

As for our strategic road map, in 2006 we moved diligently and deliberately forward. Our Strategy For Growth is to use the Wabtec Performance System to generate cash to invest in four key growth elements: 1. Global and market expansion; 2. New products and technologies; 3. Aftermarket products and services; and 4. Acquisitions. Using these strategies, we are working hard to position Wabtec for another good ride in 2007 and to meet our long-term financial goal, which is to average double-digit growth in earnings per diluted share throughout the business cycle.



LEFT TO RIGHT
AL NEUPAVER
President and Chief Executive Officer

ALVARO GARCIA-TUNON
Senior Vice President
Chief Financial Officer and Secretary

SCOTT WAHLSTROM
Vice President
Human Resources

TONY CARPANI
Vice President and Group Executive

TIM LOGAN
Vice President and Group Executive

MARK COX
Vice President
Corporate Development

BARRY PENNYPACKER
Vice President and Group Executive

TIM WESLEY
Vice President
Investor Relations and Corporate Communications

As with everything we do, it all starts with our Wabtec Performance System, a model of lean manufacturing and continuous improvement principles. Using these principles, we improve product quality and bring new products to market faster. We gain manufacturing efficiencies while reducing operating and capital costs. We improve safety and work processes. We strive for incremental and lasting benefits, and we work this cycle over and over again.

Each year our general managers participate in a week-long Kaizen event in one of our factories. We suspend organizational boundaries, roll up our sleeves and pick up a wrench. In 2006, we convened at our locomotive plant and devised a process to double the monthly output of new commuter locomotives – without spending significant capital. Similar efforts take place throughout the year at all of our facilities, and this work has contributed to the margin improvements we have achieved in recent years.

From these efforts, we generate cash to invest in our four growth strategies, and we have made significant progress on each initiative.

In 2006, Wabtec's sales outside the U.S. were 34 percent of total sales. During the year, we sold products in more than 100 countries around the world, and we're exploring growth opportunities in places such as China and Russia.

Our efforts to develop new products and technologies continue to demonstrate Wabtec's standing as one of the few rail supply companies that can make an industry impact on railroad safety and productivity. BNSF Railway has received approval from the Federal Railroad Administration to expand its use of Wabtec's Electronic

We are working hard to position Wabtec for another good ride in 2007 and to meet our long-term financial goal, which is to average double-digit growth in earnings per diluted share throughout the business cycle.

THE 2006 GEORGIES



REPRESENTING MOTIVEPOWER'S WINNING TEAM ARE (left to right): Richard Britz, Curtis Duncan, Mark Warner, Gene Myers and Richard Stegner

Hollywood might have the Oscars, but Wabtec now has the Georgies.

To recognize teams of employees that exemplify excellent performance in support of the company's growth strategies, in 2006 Wabtec created The George Westinghouse Performance Awards. The awards are named after the company's founder, whose innovative spirit and energy helped to revolutionize the railroad industry.

Each year, the company's Executive Office will review nominations in various categories: Safety, Wabtec Performance System, Global and Market Expansion, New Products and Technologies, Aftermarket, and Quality. The winning team in each category also will be eligible to win the highest honor, the President's Cup, selected based on overall impact on the corporation. The 2006 award winners are listed on the inside back cover of this report.

Winning the President's Cup for 2006 is MotivePower for its MPXpress commuter locomotive which has set the industry standard for fuel efficiency, emissions reduction and crashworthiness. The product is a key contributor to MotivePower's financial performance, and has helped to diversify Wabtec's product portfolio.

Train Management System® (ETMS®), which uses satellite technology and digital communications to improve train safety. During 2006, we began other ETMS projects for the Union Pacific Railroad and Metra, the Chicago commuter railroad. Another new product, the MPXpress® commuter locomotive, is the model of choice for transit authorities in North America. The MPXpress offers improved crew safety features, greater fuel efficiency and reduced emissions, all reasons why we've booked more than $500 million worth of orders in recent years.

Sales of aftermarket products and services increased 12 percent in 2006, led by growth in our Wabtec Global Services unit. This network of North American service centers continued to expand its capabilities for products such as electronics and heat exchangers.

Strategic progress also was evident on the acquisition front in 2006. In the fourth quarter, we completed two transactions with combined annual revenues of about $60 million: Schaefer Equipment in the U.S., and Becorit in Germany. Not coincidentally, Becorit also demonstrates progress in our efforts to expand globally and in the aftermarket.

Leading these strategic growth efforts is a strong team of corporate and operating executives, with talented support at all levels of the company. Our people work hard every day to gain and maintain the confidence and loyalty of our customers and shareholders. Without their hard work, our ride would not be as smooth, and I'm proud to be associated with them.

I also appreciate the support and expertise provided by Wabtec's Board of Directors. On behalf of the corporation, I'd like to give a special thanks to Kim Davis, who retired from our Board earlier this year after serving 10 years as a Wabtec director. Kim represented our shareholders diligently, and we valued his insight. Succeeding Kim on the Board is Nick Vande Steeg, former president and chief operating officer of Parker Hannifin. The company will benefit from Nick's expertise in areas such as lean principles, operations management and acquisitions.

We entered 2007 in the strongest financial position in the company's history. With this financial strength, the talent and dedication of our employees, and our growth strategy we are positioned for a good ride into the future.

Al Neupaver

ALBERT J. NEUPAVER
President and Chief Executive Officer

PERFORMANCE-DRIVEN **GROWTH**

We are driven to perform and to grow our company for the benefit of customers, shareholders and fellow employees. The engine that drives us is the Wabtec Performance System. Based on lean manufacturing and continuous improvement principles, the Wabtec Performance System enables the company to generate cash that we then invest in the business to fund future growth opportunities.

We are focused on four growth strategies, as discussed in the following pages: global and market expansion, new products and technologies, aftermarket products and services, and acquisitions.

We will continue to seek growth in these key areas – growth driven by performance and results. By doing so, we will create a culture of growth and a commitment to performance.



Wabtec Rail refurbishes transit cars for UK commuters.

GLOBAL & MARKET EXPANSION

Take existing products into new geographic and non-rail markets

Prudent diversification makes strategic sense, whether you're building a portfolio of stocks or selling railway equipment. For Wabtec, this means targeting key international markets for rail products and services, and selling other products into new markets. We have a track record of success on both fronts.

In 2006, Wabtec sold products in more than 100 countries, with sales outside the U.S. representing 34 percent of total sales. Our presence is particularly strong in the UK, Australia, Italy and Germany; and our capabilities are growing in markets such as India and China. In the UK, Wabtec Rail's refurbishment of passenger transit cars has won rave reviews from South West Trains, a commuter rail service provider.

In South Africa, a successful pilot program has led to a project to install electronically controlled pneumatic (ECP) braking equipment on 50 locomotives and 3,300 freight cars, as part of a $19 million order. This success has led to similar orders in Australia, and to renewed interest in ECP in the U.S.

When it comes to expanding into new markets, our Young Touchstone unit is a success story, with sales of industrial heat exchangers and related products increasing by more than 50 percent in 2006. And our friction companies, such as newly acquired Becorit of Germany, are selling products for mining and wind power applications.



The MPXpress[*] is the commuter locomotive model of choice.

NEW PRODUCTS

Drive practical, cost-effective innovations that improve safety and productivity for customers

The railway industry always has relied on Wabtec to develop, manufacture and support new products and technologies. And we have responded in a variety of ways, from electronic braking equipment and train control, to innovative brake shoes, to commuter locomotives. Developing new products can be a cost-effective, low-risk growth strategy when it results from a disciplined and rigorous process.

Our ongoing target is to generate at least 20 percent of sales each year from new products, and we hit 29 percent in 2006. Our products range from the evolutionary (a lighter-weight draft gear) to the revolutionary (ECP and ETMS[*]). We continue to be a leader in railway electronics with innovations such as VideoTrax, a rugged digital video recorder used for locomotives, which has seen steady sales increases since its introduction two years ago.

We previously developed an automated device to test freight car brakes, and we now have redesigned the product so that it's smaller and more portable. And our Vapor Bus division continues to make progress with an ultrasonic door system that senses people or objects in the bus doorway to prevent the doors from closing. Known as CLASS[*], the product was installed on 25 percent of the new buses built in North America last year.



Wabtec provides a variety of services to railroad customers.



AFTERMARKET

Expand capabilities so customers can focus on their core business

As a leading original equipment manufacturer, Wabtec has the capabilities and technical knowledge to provide aftermarket solutions and support. These solutions range from servicing Wabtec products to managing a customer's inventory. We benefit from the stability of aftermarket demand, and customers are able to focus on their core business, such as transporting goods and people.

Sales of aftermarket products and services have increased steadily over the past several years and represented 53 percent of Wabtec's total sales in 2006. Aftermarket staples include brake shoes and other friction products, a business we've grown internally and by acquisition. Internally, our Railroad Friction Products Corporation subsidiary has developed new products such as TreadGuard® brake shoes that increase wheel life and reduce maintenance costs for customers. And through the acquisition of CoFren in 2005 and Becorit in 2006, Wabtec is now the leading supplier of friction products in Europe.

Our network of service centers in North America, strategically positioned near railroad hubs, also has provided growth. Initially set up mainly to service Wabtec's air brake components, these centers now handle a wider variety of components and provide a marketing channel for services such as car repair billing and inventory management. In 2006, our Calgary (Canada) service center boosted its capabilities in electronics and brake valve reconditioning, and in Kansas City we expanded into servicing heat exchangers. Also during the year, Wabtec Passenger Transit achieved the highest annual rating ever recorded by New York City Transit for on-time delivery of aftermarket components.



Acquired in 2006, Becorit expands Wabtec's presence in the European friction market.

ACQUISITIONS

Using a disciplined approach, seek companies in core or adjacent markets

With our strong balance sheet and cash flow, we have the capacity to invest in selected acquisitions that meet appropriate strategic and financial criteria. We're focused on acquiring companies that will provide growth platforms, add differentiation to our business, and/or dampen any cyclical characteristics of the company.

The acquisitions we completed in late 2006 meet those objectives. Based in the U.S., Schaefer Equipment is the leading manufacturer of forged brake rigging components for freight cars. Schaefer filled a gap in our product line by enabling us to offer complete brake mounting solutions to customers. With annual sales of about $30 million, Schaefer has a track record of success and profitability throughout cycles, and it offers potential for growth in non-rail markets.

Based in Germany, Becorit is a leading manufacturer of technology-based friction products in Europe, with annual sales of about $30 million. The company's products include brake shoes, pads and friction linings for passenger transit cars, freight cars and locomotives, including high-speed applications. In addition, Becorit also makes friction products for industrial markets such as mining and wind power generation. Its geographic markets include Germany, Austria, Switzerland, Belgium, France and the UK.

We expect that acquisitions will play an important role in Wabtec's future growth, but we will remain disciplined and highly selective as we seek to build long-term shareholder value.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)	2006	2005
Assets		
Current assets		
Cash	**$ 187,979**	$ 141,365
Receivables	**177,345**	206,891
Inventories	**145,481**	110,873
Other current assets	**36,386**	23,797
Total current assets	**547,191**	482,926
Property, plant and equipment, net	**178,309**	161,601
Intangibles and other assets	**247,342**	191,830
Total assets	**$ 972,842**	$ 836,357
Liabilities and shareholders' equity		
Current liabilities, excluding debt	**$ 243,791**	$ 236,571
Total debt	**150,000**	150,000
Other liabilities	**109,162**	70,579
Shareholders' equity	**469,889**	379,207
Total liabilities and shareholders' equity	**$ 972,842**	$ 836,357

The company ended 2006 with its strongest balance sheet ever. During the year, **debt** remained the same, while cash increased by $46.6 million, mainly through cash flow from operations. Wabtec believes it has adequate financial resources to fund future growth opportunities, including possible acquisitions.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	2006	2005	2004
Net sales	**$ 1,087,620**	$ 1,034,024	$ 822,018
Cost of sales	**(790,843)**	(774,378)	(616,854)
Gross profit	**296,777**	259,646	205,164
Selling, general and administrative expenses	**(130,294)**	(121,696)	(112,621)
Engineering expenses	**(32,701)**	(32,762)	(33,795)
Amortization expense	**(4,222)**	(3,931)	(3,343)
Total operating expenses	**(167,217)**	(158,389)	(149,759)
Income from operations	**129,560**	101,257	55,405
Other income and expenses			
Interest expense, net	**(1,586)**	(8,686)	(11,528)
Other expense, net	**(1,417)**	(3,055)	(1,020)
Income from continuing operations before income taxes	**126,557**	89,516	42,857
Income tax expense	**(40,063)**	(31,831)	(10,761)
Income from continuing operations	**86,494**	57,685	32,096
Discontinued operations (net of tax)	**(1,690)**	(1,909)	349
Net income (loss)	**$ 84,804**	$ 55,776	$ 32,445

Earnings per common share			
Basic			
Income from continuing operations	**$ 1.79**	$ 1.23	$ 0.71
(Loss) income from discontinued operations	**(0.04)**	(0.04)	0.01
Net income	**$ 1.75**	$ 1.19	$ 0.72
Diluted			
Income from continuing operations	**$ 1.76**	$ 1.21	$ 0.70
(Loss) income from discontinued operations	**(0.03)**	(0.04)	0.01
Net income	**$ 1.73**	$ 1.17	$ 0.71
Weighted average shares outstanding			
Basic	**48,322**	46,845	44,993
Diluted	**49,108**	47,595	45,787

In 2006, Wabtec set records for **net sales**, **income from operations** and **net income**. A key driver in this performance was margin improvement due to higher sales and cost reductions, as the company's **operating margin** increased to 11.9 percent compared to 9.8 percent in 2005. Wabtec's goal is to continue to generate margin improvement through the application of lean principles and the benefits of operating leverage from higher sales.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2006	2005	2004
Net income	**$ 84,804**	$ 55,776	$ 32,445
Depreciation and amortization	**25,894**	25,670	26,112
Stock-based compensation expense, net	**4,809**	3,302	1,434
Deferred income taxes	**4,125**	13,850	15,201
Discontinued operations	**1,425**	1,598	(349)
Changes in operating assets and liabilities	**29,970**	(15,875)	(21,363)
Cash provided by operating activities	**151,027**	84,321	53,480
Capital expenditures	**(20,942)**	(22,662)	(19,262)
Cash received from asset sales and property disposals	**1,933**	975	1,454
Acquisitions of businesses, net of cash acquired	**(87,201)**	(35,916)	–
Discontinued operations	**1,448**	(4)	–
Cash used for investing activities	**(104,762)**	(57,607)	(17,808)
Changes in debt	**–**	(129)	(40,115)
Stock repurchase	**(18,874)**	–	–
Proceeds from treasury stock under stock-based benefit plans	**14,630**	29,804	22,774
Excess income tax benefits from exercise of stock options	**4,382**	–	–
Cash dividends	**(1,945)**	(1,900)	(1,811)
Cash provided by (used for) financing activities	**(1,807)**	27,775	(19,152)
Effect of changes in currency exchange rates	**2,156**	(8,381)	8,409
Increase in cash	**46,614**	46,108	24,929
Cash at beginning of year	**141,365**	95,257	70,328
Cash at end of year	**$ 187,979**	$ 141,365	$ 95,257

Cash provided by operating activities was a record $151 million, driven by a strong operating performance and prepayments from customers associated with long-term contracts. The company used a portion of this cash to fund two acquisitions for $87.2 million and stock repurchases of $18.9 million. In the future, Wabtec expects to use its cash primarily to fund internal growth opportunities and possible acquisitions.

BOARD OF DIRECTORS

William E. Kassling
Chairman

Emilio A. Fernandez (1,2,3)
Vice Chairman of the Board

Robert J. Brooks
Former Chief Financial Officer
Wabtec Corporation

Lee B. Foster II (1,2)
Chairman
L.B. Foster Co.

Michael W. D. Howell (1,3)
Chief Executive Officer
Transport Initiatives
Edinburgh Limited

James V. Napier (2)
Former Chairman
Scientific Atlanta, Inc.

Albert J. Neupaver
President and
Chief Executive Officer
Wabtec Corporation

Gary C. Valade (1)
Former Executive
Vice President
DaimlerChrysler

Nickolas W. Vande Steeg
Former President
Parker Hannifin Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

EXECUTIVE OFFICERS

Albert J. Neupaver
President and
Chief Executive Officer

Alvaro Garcia-Tunon
Senior Vice President,
Chief Financial Officer
and Secretary

Anthony J. Carpani
Vice President and
Group Executive

R. Mark Cox
Vice President, Corporate
Development

Patrick D. Dugan
Vice President, Finance and
Corporate Controller

Keith P. Hildum
Vice President and Treasurer

Timothy J. Logan
Vice President and
Group Executive

Barry L. Pennypacker
Vice President and
Group Executive

David M. Seitz
Senior Counsel and Assistant
Secretary

George A. Socher
Vice President, Internal Audit

Scott E. Wahlstrom
Vice President, Human
Resources

Timothy R. Wesley
Vice President, Investor
Relations and Corporate
Communications

OPERATING MANAGEMENT

Barry L. Anderson
Vice President and
General Manager
Schaefer Equipment

Robert S. Andress, Jr.
Vice President and
General Manager
Vapor Bus

Darren J. Beatty
Vice President and
General Manager
Internal Supply

Robert C. Bourg
Vice President and
General Manager
Wabtec Railway Electronics

Luigi Camellini
Managing Director
Vapor Europe

Karl-Heinz Colmer
Managing Director
Becorit GmbH

Brian L. Cunkelman
Vice President and
General Manager
Wabtec Global Services

Tapas Das Gupta
Managing Director
PFL Ltd.

Michel Delansaye
Managing Director
CoFren S.r.l.

Robert D. Dimsa
Vice President and
General Manager
Locomotive Products

James C. Hoffner
Vice President and
General Manager
Wabtec Passenger Transit

Chris Katakouzinos
Managing Director
F.I.P.

Jeffrey S. Langer
Vice President and
General Manager
Freight Pneumatics

John D. Meehan
Managing Director
Wabtec Rail

David J. Meyer
Vice President and
General Manager
Cardwell Westinghouse

Janice L. Rivera
General Manager
Microphor

Gerald M. Rowe
President
Vapor Stone
Rail Systems

Bruce W. Shute
Vice President and
General Manager
Railroad Friction
Products Corporation

Geoff D. Smith
Vice President and
General Manager
Young Touchstone

Mark S. Warner
Vice President and
General Manager
MotivePower

Ronald L. Witt
Vice President and
General Manager
Wabtec International

CORPORATE INFORMATION

Transfer Agent and Registrar
Our transfer agent is responsible for shareholder records, issuance of stock certificates, and distribution of dividends and I.R.S. form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by communicating directly with:

LaSalle Bank
Shareholder Services
135 S. LaSalle Street
Chicago, IL 60603
800.246.5761
312.904.2458
www.lasallebank.com

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: WAB

Independent Public Accountants
Ernst & Young LLP
Pittsburgh, PA 15222

Form 10-K
To obtain a copy of the company's Form 10-K annual report, write to:
Investor Relations
Wabtec Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

Annual Meeting
May 16, 2007
11 a.m.
The Duquesne Club
Pittsburgh, PA 15219

CONGRATULATIONS TO THE WINNERS OF THE 2006 GEORGIES

President's Cup
MotivePower

Wabtec Performance System
Co-Winners: Vapor Bus
and WABCO Freight
Car Products

Global and Market Expansion
Co-Winners: Microphor
and Wabtec
Railway Electronics

Quality
Wabtec Passenger Transit

New Products
MotivePower

Aftermarket
Railroad Friction Products
Corporation

Safety
Wabtec de Mexico

5 Year Cumulative Total Stock Performace* | December 06



$250
200
150
100
2001
2002
2003
2004
2005
2006
WABTEC
S&P 500 Index-Total Return
Peer Group

* Value of $100 invested in 2001.

Wabtec®
CORPORATION

1001 Air Brake Avenue
Wilmerding, PA 15148
412.825.1000
www.wabtec.com

END